

October 3, 2006

06017470

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 131/2006**

      Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in September 2006

      Date: October 3, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

OCT 19 2006

THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-

2006 OCT 16 A 11: 38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AIS-CP 131/2006

October 3, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV)
in September 2006.

To: The President
        The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,686,700*
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	44.620	40.349	86.453	101.737
Exercise Ratio (warrant : common share)	1 : 1.07512		1 : 1.06173	1:1.04841
Maturity of Warrants	5 years from the issuing date			

*Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units, however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in September 2006 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	239,400	27,100	-
No. of remaining unexercised warrants (units)	1,012,400	2,188,300	8,180,000	9,686,700
No. of shares derived from this exercise (shares)	-	257,379	28,772	-
No. of remaining shares reserved for warrants (shares)	1,084,371	2,314,814	8,555,825	10,116,900